MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the interim financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the three months ended March 31, 2010 and the year ended December 31, 2009 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of May 7, 2010.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward- looking statements and information. Although the Company believes the expectations expressed in such forward- looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2 Overview

Great Basin is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the rank of a junior gold producer as these two projects commence commercial production. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

The Company achieved the following milestones during the quarter ended March 31, 2010:

Hollister Property

  53% improvement quarter on quarter in ore tons extracted from underground.

  35% improvement quarter on quarter on cost per ore ton extracted.

  34% improvement quarter on quarter on Au1 eqv. oz extracted.

  Publication of Notice of Intent (“NOI”) that marks the official commencement of the Environmental Impact Statement (“EIS”) process.

_________________________
1 Gold equivalent ounces (Au eqv. oz) calculated at US$1,000 Au and US$15 silver (Ag) per ounce.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

  Concluding of an ore purchase agreement with Newmont Mining to sell 40,000 tons of stock piled material with net proceeds estimated at US$26.3 million.

Burnstone Property

  4,950 ft (1,500 m) reef development completed.

  Level 41 on the Vertical shaft completed with the main shaft now only 23 ft (7 m) from the shaft bottom.

  Installation of winders underway.

  Metallurgical plant remains on schedule with civil construction nearing completion.

Esmeralda Property (processing material from Hollister Property)

  98% improvement quarter on quarter in mill throughput.

  83% improvement quarter on quarter in Au eqv. oz recovered.

  Substantially completed optimization project to allow for consistent mill throughput of 350 tons per day and recoveries in excess of 90%.

  First gold pour on April 14, 2010.

Cash flow management

  Obtained final credit approval for a US$47 million export finance facility from Credit Suisse.

  Restructured put-option on Senior Secured Notes and thereby moving repayment of a potential US$35.4 million liability out to December 2011.

1.2.1 Hollister Property, Nevada, USA

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 50 mi (80 km) from Elko, Nevada. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems on the property. The main vein systems are called Clementine and Gwenivere. The vein systems have been accessed by decline and underground development for confirmation and trial extraction of mineral reserves, and also provides staging for the ongoing exploration and development drilling that is in progress.

Permitting

The EIS process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receipt of BLM approval for the amended Plan of Operations, the underground exploration and development activities at the Hollister Property must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit (“WPCP”) issued by the Nevada Department of Environmental Protection (“NDEP”), in a manner that aims to fully protect the environment and archaeological resources near the development, and will not create any additional surface disturbance or new environmental impacts.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

Environmental Impact Statement

The NOI was published in the Federal Register on April 19, 2010 which initiates the formal EIS scoping process. However, parallel to the NOI publication process, the Company has embarked on a number of activities to support the EIS. The third party contractor was selected and has been meeting regularly with management and the BLM EIS Interdisciplinary Team to streamline the EIS process. An EIS Preparation Plan has been developed along with Chapters 1 and 2 of the draft EIS, which are currently being reviewed by the BLM. Initial drafting of Chapter 3 has also begun. A draft hydrologic modeling protocol was submitted and approved by the BLM, and work has been proceeding on the model development. A cultural literature search to review all survey information and reports that exist for the Tosawihi district has been completed. In addition, the Elko County Commissioners voted to be a cooperating agency on the development of the EIS. Once the NOI is published, 15 days must lapse before the first public scoping meeting can be held as per the National Environmental Policy Act process. BLM requires 4 scoping meetings to take place in Winnemucca, Battle Mountain, Elko, and Owyhee. The materials for the scoping meetings are being drafted by AECOM, the third party contractor, in conjunction with the Company, with the BLM having final approval. The first scoping meeting will be held on Monday, May 10th, with the other three to follow on subsequent days. The planned completion date for the record of decision is February 2012.

Trial stoping

During the quarter, continued trial mining resulted in the extraction of 25,777 ore tons containing an estimated 27,707 Au eqv. oz at a grade of 1.07 ounces per ton (opt) Au eqv. (36.8 g/t Au eqv.). This represents a 53% improvement on the 16,785 tons extracted during the fourth quarter of 2009 and represents the best quarter to date since trial mining commenced during May 2008. The improvement is a result of the operational changes made at the Hollister project during the fourth quarter, which included changes to management, team composition and mining techniques. This momentum is continuing into the second quarter with 26,000 ore tons being targeted for extraction.

On March 31, 2010, a total of 48,702 tons, containing an estimated 48,489 Au eqv. oz, had been accumulated on a surface stockpile.

Ore purchase and toll milling agreements

The improvement in the rate of extracting ore from underground resulted in the Company entering into an ore purchase agreement with Newmont Mining Ltd (“Newmont”) to sell up to a maximum of 50,000 ore tons, but not less than 35,000 ore tons. The Company plans to send 40,000 tons in terms of this agreement as soon as possible. All other ore will be treated through the Esmeralda mill as the improvements made to the milling circuit has resulted in adequate capacity being available to treat all of the ore now being extracted from underground.

In terms of the ore purchase agreement, Newmont will settle 75% of the estimated value of the ore within 5 days after delivery at a fixed metal price of US$1,000/oz for gold (Au) and US$17/oz for silver (Ag). The outstanding amount will be settled once all metal has been crushed and final assays received.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

The Company expects to recover approximately 28,000 Au eqv oz with estimated net proceeds of US$26.3 million in terms of this agreement.

The Company is disputing the validity of and/or terms of a toll milling agreement entered into with Queenstake Resources USA Inc. (“Queenstake”) on November 20, 2009. The dispute relates to facts surrounding the entering into of the agreement, the express and implied representations made to the Company in connection with the agreement, its terms including length, Queenstake's performance obligations under it and whether an effective right of first refusal to purchase the Company's Hollister project was granted. The parties are attempting to resolve their differences through negotiations but there can be no assurances that litigation will not ensue nor what outcomes may be expected from negotiations or litigation. The dispute may delay the processing of ore through the Newmont agreement mentioned above.

Development

A total of 2,270 ft (688 m) of development has been completed during this quarter. 1,121 ft (339 m) of development in waste was directed at accessing the different veins at different levels and 1,149 ft (348 m) of development was on-vein.

Underground Drilling

Underground drilling is providing more information about the strike extent (3,000 ft/ 980 m) and vertical extent (1,300 ft/ 396 m) and continuity of the vein systems. The Hollister mineral system currently comprises 19 discrete east-west striking sub-vertical veins, which constitute the Clementine and Gwenivere groups. The system is still open along strike, at depth, and in areas up to and above the Ordovician/Tertiary Unconformity. Forty-one underground boreholes were completed, of which 9 holes were for exploration and cover extensions of the Gwenivere and Clementine vein systems and 32 holes continued testing stope delineation targets on the Clementine vein system. Most of these intersections, on both the Gwenivere and Clementine vein systems, are inside the short to medium term trial mining plan, and are providing confirmation of the expected average grade.

A total of 10,417 ft (3,157 m) of underground exploration and cover drilling, and 9,326 ft (2,826 m) of stope delineation drilling, totaling 19,743 ft (5,983 m), was completed during the quarter. The exploration drilling has focused mainly on testing for vein extensions and new vein system discoveries to the north of the Clementine vein system. Cover drilling has focused on the strike (between 3500W and 3850W) and depth extensions of both the Clementine and Gwenivere vein systems. Stope delineation drilling has focused on the Clementine vein system.

A summary of characteristic results for each vein are tabulated below:

Hollister Q1, 2010 drilling intersections
Type of drilling	Target	No holes	No Intersections	Average width		Average grade
				ft	m	Au (opt)	Au g/t	Ag (opt)	Ag g/t
Stope	Gwenivere	0	0
Stope	Clementine	15	20	1.1	0.35	0.834	28.60	2.7	93
Explor & Cover	Gwenivere	7	10	4.4	1.4	0.572	19.62	3.0	100
Explor & Cover	Clementine	7	6	2.2	0.7	0.871	29.86	4.1	142
Exploration	N Clementine	2	2	1.3	0.4	0.226	7.73	1.5	51

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

Notable intersections gained from the exploration and cover drilling are listed below:

Notable assay intercepts for Q 1 Exploration and Cover drill holes:
Vein System	Drill Hole ID	Vein Intersection ft		Significant Intercepts
				Drilled Thickness ft	Est. True Width ft	Analytical Results
		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Gwenivere	HDB-368	72.7	82.2	9.5	4.8	1.123	38.51	6.6	227
Gwenivere	HDB-369	56.0	61.0	5.0	4.1	0.514	17.62	3.8	131
Gwenivere	HDB-369	568.9	572.4	3.5	2.8	0.556	19.06	2.2	76
Gwenivere	HDB-370	71.0	73.4	2.4	1.7	0.493	16.90	3.3	113
Gwenivere	HDB-371	97.0	99.9	2.9	1.7	1.427	48.93	4.6	158
Gwenivere	HDB-372	77.3	90.9	13.6	13.6	0.093	3.21	1.4	40
Gwenivere	HDB-372	460.6	461.4	0.8	0.8	0.597	20.47	2.6	89
Clementine	HDB-372	556.3	559.6	3.3	3.3	0.531	18.21	4.6	156
N Clementine	HDB-372	860.5	862.4	1.9	1.9	0.209	7.17	1.9	64
Gwenivere	HDB-373	84.1	85.5	1.4	1.3	0.219	7.51	2.8	97
Clementine	HDB-373	560.4	562.2	1.8	1.7	0.516	17.69	1.5	53
Clementine	HDB-374	16.1	20.1	4.0	4.0	1.381	47.35	1.7	58
Gwenivere	HDB-374	54.3	60.1	5.8	5.8	1.607	55.11	5.2	178
Clementine	HDB-374	453.6	456.8	3.2	3.2	0.892	30.58	7.8	269
Gwenivere	HDB-376	38.8	45.8	7.0	7.0	0.181	6.21	1.2	40
Clementine	HDB-376	438.3	438.8	0.5	0.5	0.875	30.00	10.3	353
N Clementine	HDB-376	791.1	791.7	0.6	0.6	0.278	9.53	0.3	9
Clementine	HDB-377	456.7	457.3	0.6	0.6	0.232	7.95	0.6	21

Key results from this drilling during the quarter have been:

  the continued delineation of the Gwenivere vein system to below 5050 Level;

  an apparent waning of the Main Clementine vein below 5000 Level between 3000 and 3500 W;

  continued extension laterally of the Clementine system to the west;

  indications of a +500 foot along strike vein swarm to the north of the Clementine system; and

  ongoing detailed underground structural mapping continues to increase understanding of vein controlling structures and localization of mineralization.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

Notable intersections from the stope delineation drilling are listed below:

Notable assay intercepts for Q1 Stope drill holes:
Vein System	Drill Hole ID	Vein Intersection ft
				Drilled Thickness ft	Est. True Width ft	Analytical Results
		From	To
						Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Clementine	HSD-160	109.5	110.7	1.7	1.2	1.308	44.85	4.4	151
Clementine	HSD-161	94.0	94.7	0.7	0.6	0.571	19.58	2.5	87
Clementine	HSD-161	150.0	155.7	5.7	4.7	0.171	5.87	3.7	127
Clementine	HSD-162	86.1	86.7	0.6	0.5	0.719	24.65	1.6	56
Clementine	HSD-163	134.2	135.9	1.7	1.6	0.151	5.18	0.9	30
Clementine	HSD-170	217.4	218.5	1.1	1.0	0.437	14.98	1.3	44
Clementine	HSD-172	339.0	339.6	0.6	0.4	0.510	17.49	0.8	26
Clementine	HSD-174	113.3	114.1	0.8	0.7	0.469	16.08	4.0	137
Clementine	HSD-175	100.3	101.8	1.5	1.5	0.292	10.01	1.2	40
Clementine	HSD-175	217.2	220.0	2.8	2.8	0.280	9.65	1.3	45
Clementine	HSD-178	108.4	110.4	2	1.6	0.141	4.82	0.5	18
Clementine	HSD-179	55.8	56.4	0.6	0.4	0.231	7.92	1.3	45
Clementine	HSD-179	218.6	219.1	0.5	0.4	0.721	24.72	1.5	53
Clementine	HSD-182	209.4	210.3	0.9	0.9	1.386	47.52	2.4	82
Clementine	HSD-183	206.5	207.2	0.7	0.7	1.194	40.94	6.9	238
Clementine	HSD-184	212.5	213.4	0.9	0.8	1.051	36.03	11.5	393
Clementine	HSD-225	147.6	148.2	0.6	0.5	1.177	40.35	0.9	30
Clementine	HSD-226	265.7	266.4	0.7	0.6	1.262	43.27	0.5	17
Clementine	HSD-226	273.0	273.6	0.6	0.5	14.922	511.60	7.5	257
Clementine	HSD-226	350.5	351.1	0.6	0.5	0.833	28.56	1.3	46

These intersections are in the process of being flagged and integrated into revised geological and vein models.

Surface Exploration and Drilling

No surface exploration drilling was conducted during the quarter. The integration of previous geophysical surveys (airborne magnetics, radiometrics, and ground Induced Polarisation and CSMAT resistivity surveys) with available geological and drilling data was completed during the quarter. Multi-element geochemical data has been collated with a number of follow-up and coincident structural and geophysical targets. These targets are high grade epithermal vein systems, similar in setting and style to Hollister, that have yet to be systematically explored.

Restructuring of the Hollister geology and exploration database was completed during the quarter. This work is in line with a group-wide database restructuring, which will ultimately allow real time access to information.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

Remainder of fiscal 2010

A number of trial stopes have now been prepared for trial mining during the second quarter. The construction of the West Alimak raise will commence during the quarter. Completion of the Alimak raise will allow access to the western side of the mine where limited exploration and trial mining has occurred to date. 40,000 ore tons of the current stock pile will be shipped to the Midas mill for treatment as per the terms of the ore purchase agreement with Newmont.

The EIS process will continue. Public scoping meetings are being held during the week of May 10, 2010. Completion of Chapter 3 of the EIS is planned.

Underground drilling will continue, with the exploration drill rig planned to complete the current program drilling targets to the south under the former open pits and then to focus on multiple targets north of the Clementine vein system during Q2 2010. These targets have the potential to be brought into the mine plan at short notice, subject to drill success. The deeper targets would be providing resource conversion and longer range potential mining opportunities.

1.2.2 Esmeralda property, Nevada, USA

The Company purchased the Esmeralda property on November 30, 2008 for an aggregate consideration of $2,403,600 (US$2,000,000).

The Esmeralda Mine and Property consist of patented and unpatented mining claims, fee lands, water rights and a mill. Other features of the Esmeralda Property include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas.

Esmeralda is approximately 220 miles (354 km) from Winnemucca and approximately 290 miles (467 km) from the Hollister property with 80% of the latter distance over paved roads.

Permitting

A mercury permit application for the retort and carbon kiln was submitted to the NDEP on April 22, 2010. Approval for the reconstruction of the original furnace and drying oven was received from the NDEP on February 5, 2010. The refurbished furnace has been re-installed and the first gold pour took place on April 14, 2010.

Refurbishment of mill

The Esmeralda Mill’s operational performance improved with a total of 16,016 tons being processed in the quarter (quarter ended Dec 2009 – 8,070 tons). During the quarter a total of 11,756 Au oz (quarter ended Dec 2009 – 5,295 Au oz) and 51,762 Ag oz (quarter ended Dec 2009 – 25,380 Ag oz) were recovered. Mill recoveries of 77% for Au and 57% for Ag were achieved. The optimization project that commenced in the last quarter of 2009 to increase recoveries and mill throughput has substantially been completed. It included the following activities:

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

  conversion of leach/Carbon-In-Pulp circuit to a Carbon-In-Leach (“CIL”) circuit, doubling residence time as well as available carbon for recovery;
  completion of design for permitting and installation of the second 2.5 ton per day strip vessel taking carbon stripping capacity to 5 tons per day;
  installation of a Merril-Crowe circuit to eliminate the electrowinning bottleneck;
  installation of the lead nitrate addition system;
  installation of the sludge drying oven;
  installation of the furnace.

Remaining activities to complete the optimization project are:

  installation and commissioning of the second strip vessel (on site already);
  adding lead nitrate to the process.

Following the conversion to CIL processing, recoveries of 92% for Au and 82% for Ag were achieved on a consistent basis. The installation of the furnace allowed the Company to pour its first gold on site on April 14, 2010.

Remainder of fiscal 2010

The second carbon strip circuit is being installed and will be commissioned in May, which will allow for an increase in throughput. Mill inventory will be reduced as adequate capacity will then be available to treat the loaded carbon.

1.2.3 Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is located in the South Rand area of the Witwatersrand Goldfields, approximately 50 mi (80 km) southeast of the city of Johannesburg and near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines.

The Burnstone Project has received all of the required permits to complete the development of the mine and commence full scale underground mining. Block B and Block C, containing an estimated 280,000 oz of Au and 231,400 oz of Au, respectively, will be the first areas of the ore body to be accessed and mined in the next 36 months, while underground access to the remaining areas of the ore body under the mine plan is being developed.

Underground development

Good progress has been made on drifts to access mining blocks B and C. As at March 31, 2010, a total of approximately 4,950 ft (1,500 m) of reef development had been completed, and 571 ft (173 m) of development remained on the decline shaft in order to link it up with the vertical shaft; a total of 8,514 ft (2,580 m) of development has been completed to date. As at March 31, 2010, approximately 80,000 ore tons (quarter ended Dec 2009 – approximately 60,000 tons) from mining and development had been accumulated on the surface stockpile.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

Vertical shaft complex

a.	Shaft sinking and underground development

Progress on the vertical shaft construction project is on schedule. Current depth is at 1,578 ft (481m) below collar, and will continue to shaft bottom at 1601 ft (488 m). This activity is aimed to complete shaft bottom arrangement in preparation for linking up of the main decline shaft as well as the equipping of the shaft. (The main decline is currently 359 ft (109.5 m) away from intersection with the vertical shaft.) Planned lateral development on 40 Level has been completed. Shaft bottom has been revised to 1,601 ft (488 m) below collar, as opposed to the initial 1,654 ft (501 m). This was possible as the result of value engineering practices applied in the final design of the shaft. Final designs for the underground infrastructure and work toward integration with the shaft system construction is in progress.

Equipping of the shaft, coordinated with the completion of the winder house and the installation and commissioning of the winders is planned for completion to coincide with the commissioning of the Metallurgical Plant.

b.	Refurbishment of winders

The progress of the winder refurbishment and installation program is on track and within project schedule.

* Rock winder refurbishment

The rock winder refurbishment program is complete. The winder has been delivered to site and is in the process of being installed in the winder house (refer Figure 1).

Figure 1

*	Man/Service winder refurbishment

The service winder refurbishment program is complete. The winder has been delivered to site and is in the process of being installed in the winder house (refer Figure 2).

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

Figure 2

c.	Winder building (Civil and structural design and construction)

The winder house is more than 80% complete. The following work packages are being completed:

Winder Cabins
Echo slab roof covering on both MG-set areas
Sealing of joints

Metallurgical plant

Completion of the Metallurgical Plant Project is expected to be delivered on the signed off schedule and within budget, as summarized in the following:

Construction Completed	: End May 2010
Component and Cold Commissioning	: June 2010
Hot Commissioning and Production	: To commence on July 1, 2010

The quarter was distinguished by intense civil construction activities aimed at completing the heavy civil concrete works for the foundations for the mills, thickener, CIL tanks and the completion of the silo. These activities were characterized by difficult and intricate construction with large quantities of support steelwork erected and bulky continuous concrete pour operations completed. The period was also characterized by heavy continuous periods of rain that had some effect on construction continuity. Only a slight delay was experienced which will be recovered in the next few months.

Simultaneously to the civil construction, a number of other activities were ongoing, including:

  Procurement
  Advanced Engineering and final design work
  Steel and other fabrication off site
  Refurbishment of the mills and related components off site
  Final inspection and delivery of the mill motors
  Commencement of the tailings facility construction project
  Intense project management activities, controlled by a steering committee supported by an independent Quantity Surveyor Contractor.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

Delivery of long lead items is on track and the refurbishment of the ball mill & Semi Autogenous Grinding Mill is 99% complete; these items await delivery to site.

Panorama photo taken from the top of the silo on May 7, 2010:

Tailings dam (TSF)

The design work of the facility was completed and construction commenced. The storage characteristics and deposition method for the TSF has been modeled to confirm designs. Duration of construction is still planned to be six months, with project completion to coincide with the completion of the metallurgical plant.

General surface infrastructure

a. Power

ESKOM, the State power company, has committed to the phased power demand requirements of the Burnstone Project; activities include the refurbishment of an existing line, and construction of a new section of a power line to the mine site. An environmental basic assessment report was completed during the quarter for the construction of the power line to the Burnstone project and ESKOM also completed negotiating servitude rights with owners of surface land that will be crossed by the power line. The contractor is on site and construction has commenced.

Construction of the 88/11kV main substation on site is nearing completion (refer Figure 3 and 4).

Figure 3	Figure 4

The project is jointly managed by ESKOM and the Company to ensure availability of the required electricity at the end of the second quarter of 2010 to coincide with the commissioning of the vertical shaft and metallurgical plant. Electricity requirements during the construction phase are provided by a combination of ESKOM supply and diesel generators.

b. Ventilation shaft

A project to raise bore a 1,013 ft (305 m) deep, 17 ft (5.1 m) diameter ventilation shaft commenced in 2009. 797 ft (242 m) of raise boring has been completed to date. Water pockets were encountered within a coal seam which slowed down the rate of raise boring. The ventilation fans are being installed and the shaft is planned to be operational by the end of the second quarter of 2010.

Underground evaluation

Underground drilling totalled 5,524 ft (1,674 m) for the quarter. The focus continues to be on Block B and C delineation and infill evaluation to support the mine plan. The number of operating rigs has remained at four, and higher drilling rate efficiencies are being targeted for the second quarter through better water supply and rig management.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

The infill drilling of C Block has provided more clarity surrounding the intrusion of a diabase sill, which in some places displaces the Kimberley Reef into the Hanging or Footwall. This information has resulted in a revised geological model, with C - Upper, - Middle and – Lower Blocks being delineated on different elevations. The mine development plan has been modified to accommodate the necessary change in access development. The Kimberley Reef has been intersected in the C-Middle Block on the predicted target. A further 165 ft (50 m) of development in the C-Upper Block is required to intersect the Reef and the C-Lower Block will continue to be delineated by a combination of surface and underground (as infrastructure permits) drilling.

A total of 1,117 Channel samples were taken during the quarter, mostly from B Block. This detailed evaluation data is taken from the side-walls of the drive and stope faces, and is being integrated into revised sedimentological and grade distribution models.

Mining Right Surface Drilling

Four boreholes, totalling 6,240 ft (1,891 m), were completed during the quarter. The program has provided further infill and evaluation control for the development of C Block in Area 1.

Exploration outside the Mining Right

Work programs outside the mining right as well as the evaluation of sub-cropping mineralization in four areas are being reviewed.

Long Hole Stoping (“LHS”)

The first two trial stopes have been successfully extracted. The efficiency of LHS requires adequate development to be in place to ensure a consistent start-up once stoping commences in full force. The teams have been focused on on-reef development during the quarter to ensure that adequate stopes are opened and available to allow for a consistent start-up in stoping during May 2010. The mine design incorporates loading areas not more than 330 ft (100 m) from the faces which supports the planned stoping rate. The loading cycle will also be optimized through on the face coaching and training. The completion of the Vertical shaft and linking the Decline to the shaft will ensure that adequate tramming capacity is available to hoist the ore to surface.

Human capital

266 employees and a further 1,154 contractors are currently on site at Burnstone. Employee build-up is continuing in line with the production plan; the number of contractors will be reduced once the capital projects are completed. 169 employees will be recruited during Q2 2010, the majority being in mining positions. Burnstone conducted two recruitment drives in the host communities of Dipaleseng during Q1 2010 and were able to identify a further 135 people who have the potential to be employed and developed in mining and associated career paths. We have found that a ratio of 65% qualified and experienced personnel to 35% new employees to the industry seem to have the best possible results to create an environment for “safe” skill transfer to take place.

Further to our own initiatives to train and develop our employees and teams the Company has partnered with Grinaker, a contractor which will not only focus on the ongoing capital development but will assist Burnstone with transferring key mining skills.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

Remainder of fiscal 2010

The full integration of all the major capital projects will continue during the second quarter. Priority focus remains on delivering the project within the planned timeline and to reach commercial production by end of June 2010 when the mill is planned to be operational.

1.2.4 Rusaf properties, Tanzania and Russia

During the second quarter of 2008, the Company acquired the remaining 63% of Rusaf Gold Ltd (now called GBG Rusaf), which holds mineral rights in Tanzania and Russia.

Property information

In Tanzania, exploration programs are being conducted in two separate geological terrains, namely the Archean (2.7 -3.3 billion years old “Ga”), greenstone-hosted, Lake Victoria Goldfields (north-west) and the Proterozoic (2.2 -1.6 Ga) Lupa Goldfields (south-west). The Company also manages a joint venture with Barrick Africa in the Geita belt of the Lake Victoria Goldfields.

In addition, the Company owns mineral rights on the island of Kurils (east Russia) where an initial phase of diamond drilling was done in 2008, aimed at establishing indicated mineral resources in the main project area.

Exploration programs

In Tanzania, the project team concluded that there is a considerable amount of preliminary exploration work still to be completed on the properties. A number of permits are held that extend over significant strike extents of prospective structures, and which still require systematic exploration and potentially, follow-up drilling. This process could ultimately allow a sizeable reduction of area of permits held.

An initial target prioritization exercise has been completed, and this work is currently being augmented and reviewed with desk-top structural studies of airborne magnetic data and integration of gravity, geochemical and drilling data. The Imweru prospect (Geita West) remains a key follow-up target, with extensive drilling required to fully evaluate the 9 km long shear corridor. Subject to orientation studies, Mobile Metals and Iron (“MMI”) geochemical surveys are planned on a number of covered structural targets. The Lupa Goldfield has also provided a number of follow-up targets, and work is progressing to seek a balanced prioritization with drilling and trenching programs to augment infill geochemical surveys.

The Kurils Project in Russia still requires a significant amount of phased exploration programs in order to generate a significant mineral resource base. During the quarter, the permit was renewed for a further three year period. The work program and budget is under care & maintenance and subject to review.

Remainder of fiscal 2010

Exploration programs and budgets have been compiled for Tanzania and Russia exploration during 2010. The work programs in Tanzania will advance a number of priority exploration targets in the Lake Victoria and Lupa Goldfields to the drilling stage, as well as effect follow-up drilling investigations on a number of advanced targets. Structural studies will provide a basis for further target prioritization.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

1.2.5 Tsetsera Property, Mozambique

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007. The purpose of the joint venture is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

The Company has an 80% interest in the joint venture, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

The Company manages the joint venture and is responsible for the day to day management of the exploration and other activities to be conducted.

Property information

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments).

An initial soil sampling and ground geophysics program was completed on the property during 2008. A shear corridor in excess of 2,500 m in strike and 400 m in width has been identified for follow-up investigation. Although the project was placed on care and maintenance during 2009, a decision was taken to continue with the joint venture and permits were renewed in November 2009.

Plans for fiscal 2010

Field work planned for the remainder of 2010 includes further investigation of shear-hosted mineralization, including systematic trenching of geochemical and geophysical targets, with a goal to achieve drill targets later in the year.

1.2.6 Market Trends

Gold closed at US$1,087 on December 31, 2009 and increased to US$1,153 on January 11, 2010, which was also the highest closing price during the quarter. During February 2010 the price fell to US$1,058 before it recovered to close the quarter at US$1,115.

The share price of Great Basin is impacted by the risk profile of the Company and the appetite in the market for risk. The share price remained under pressure during the quarter due to the development phase of the Company’s projects. After opening at $1.81 on January 4, 2010 the share price traded at an average of $1.76 throughout the quarter and closed at $1.73 on March 31, 2010. The current short position in the shares remains at record highs which further impacts on the volatility in the share price.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

1.3 Summary of Quarterly Results

In thousands of Canadian dollars, except per share figures and number of shares. Small differences may arise due to rounding.

	Mar 31 2010	Dec 31 2009	Sept 30 2009	Jun 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	Jun 30 2008
Current assets	95,066	129,301	78,854[2]	131,545[2]	168,937[2]	53,606[2]	18,143[2]	32,545[2]
Mineral properties	223,864	222,919	254,648	257,247	257,639	259,859	256,424	250,383
Other assets	238,435	196,064	157,345[2]	123,592[2]	71,884[2]	51,735[2]	35,586[2]	34,179[2]
Total assets	557,365	548,284	490,847	512,384	498,460	365,200	310,153	317,107
Current liabilities	60,295	72,974	27,324	25,369	18,881	27,446	14,240	11,115
Future income taxes and other liabilities	133,071	101,597	86,527	90,570	82,844	80,546	47,307	34,986
Shareholders’ equity	363,999	373,713	376,996	396,445	396,735	257,208	248,606	271,006
Total liabilities and shareholders’ equity	557,365	548,284	490,847	512,384	498,460	365,200	310,153	317,107
Working capital[1]	48,987	91,624	47,728[2]	98,591[2]	145,137[2]	20,460[2]	2,521[2]	20,204[2]
Revenue	6,822	-	-	21,876	11,861	16,920	-	7,796
Expenses	(13,334)	(8,365)	(16,382)	(35,492)	(21,944)	(43,085)	(34,805)	(43,131)
Loss for the period	(6,512)	(8,365)	(16,382)	(13,616)	(10,083)	(3,693)	(31,129)	(33,038)
Basic and diluted loss per share	$0.02	$0.03	$0.05	$0.04	$0.04	$0.01	$0.15	$0.16
Weighted average Number of common Shares outstanding (thousands)	336,893	333,856	333,531	333,215	238,364	215,162	214,345	205,930

1 Working capital includes cash and cash equivalents, accounts receivable, inventory and accounts payable and is considered a non-GAAP measure.
2 Certain prior quarter’s amounts have been reclassified to conform to fiscal 2009 year presentation. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

1.4 Results of Operations

For the quarter ended March 31, 2010, the Group incurred a pre-tax loss of $6.4 million compared to a pre-tax loss of $8.4 million in the previous quarter and $13 million in the quarter ended March 31, 2009. Pre-development costs incurred at the Hollister project are expensed until such time as the required permitting is granted to allow for full-scale underground mining.

Revenue

6,109 gold equivalent ounces, recovered through our Esmeralda mill, were sold during the quarter, generating proceeds of $6.8 million. No revenue was recognized during the previous quarter as all production was stock piled. Net revenue for the quarter ended March 31, 2009 amounted to $11.9 million after deducting toll milling charges of $3.6 million on the sale of 18,189 gold equivalent ounces. The ounces were recovered from ore extracted through trial mining activities at our Hollister project.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

Production costs

Production costs (inclusive of mining, haulage, milling and non-cash charges) for the quarter were $724 (US$696) per ton which represent a 46% improvement from the comparative production costs of $1,337 (US$1,286) per ton for the quarter ended March 31, 2009. The increase in the production cost per Au eqv oz from $592 (US$569) in the quarter ended March 31, 2009 to $959 (US$922) in the quarter ended March 31, 2010 is due to the 67% variance in recovered grade. The recovered grade for the quarter was 0.75 Au eqv oz/t compared to 2.26 Au eqv oz/t recovered during the quarter ended March 31 2009.

Cash production costs for the quarter amounted to $622 (US$599) per ton (Q1 2009 $1,107 p/t) consisting of $454 (US$437) mining and $169 (US$162) milling and haulage costs. The mining cash production costs were 24% lower than the previous quarter and 31% lower than in the quarter ended March 31, 2009. On an Au eqv oz basis cash production costs for the quarter amounted to $824 (US$793) consisting of $601 (US$577) mining and $224 (US$215) milling and haulage costs. The refurbishment project at the Esmeralda mill continued during the quarter which impacted on the mill capacity and therefore the milling costs per ton. Carbon was shipped off-site for melting into dore bars which adds to the operating costs of the mill. With the installation of the furnace and the ability to pour dore on site we expect a reduction in mill operating costs. Road maintenance costs during the quarter were also high due to the excessive snow fall experienced at Esmeralda.

Mining cash production costs recognized in the income statement for the quarter are also impacted by the high production costs incurred during Q4 2009 as these costs were capitalized to the inventory and are now recorded in the income statement as the ounces are sold. Mining cash production costs amounted to $388 (US$373) per ton and $361(US$347) during the quarter ended March 31 2010. The production costs recorded in the income statement are therefore expected to reduce as the opening inventory is depleted.

Exploration expenses

The exploration expense for the quarter reduced to $2.3 million compared to $3.9 million in the quarter ended March 31, 2009 due to the on-going focus on cost management. These costs predominantly relate to underground exploration at our Hollister property that totaled $2 million for the quarter.

Pre-development expenses

The pre-development expenditures amounted to $2.9 million during the quarter compared to $5.2 million in the quarter ended March 31, 2009. The decrease is due to less waste development being conducted due to the focus on ore development and extraction through trial mining.

Environmental impact study (“EIS”)

Activities on the EIS project has increased significantly as the project moves through the detailed project plan as agreed between the Company and the BLM.

Foreign exchange gain (loss)

This movement predominantly relates to the fluctuation between the Canadian and United States dollar on the Senior Secured Notes as these are denominated in US$.

Stock based compensation

The income statement charge relating to this non-cash expense is influenced by the quantum and timing of stock options that are issued. The charge for the quarter ended March 31, 2009 includes $3.3 million relating to the cancellation and replacement of certain stock options.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

1.5 Liquidity

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term operating cash requirements.

The Company utilized net cash of $18.6 million in operating activities during the quarter and $17.2 million during the quarter ended March 31, 2009. The pre-development costs incurred at the Company’s Hollister project are being expensed and are also included under cash utilized in operating activities. The increase in the value of inventory as well as the increase in amounts due from metal sales at the Hollister project resulted in a cash outflow of $12.7 million during the quarter. The Company only expects to generate cash flow from operating activities once it has completed the development of its Burnstone project.

Cash utilized in investment activities increased to $29.8 million during the quarter from $14.7 million in the quarter ended March 31, 2009. This is due to the increase in activities in development of the Burnstone project as well as the mill refurbishment project at Esmeralda.

The Company also successfully negotiated the restructuring of the put option on the 51,500 Senior Secured Notes (the “Notes”) issued in December 2008 with a settlement value of US$61.8 million. Of these, 7,000 Notes (value of US$8.4 million) will be settled in May 2010 by issuing the note holders 2.2 million shares at a price of US$1.75 and paying US$4.5 million in cash. The put option on 29,500 Notes (value US$35.4 million) was cancelled and, therefore, will only remain on 15,000 Notes (value US$18 million). The cancellation of the put option removes the potential repayment of US$35.4 million on the Notes by December 2010 and provides the Company with the flexibility to settle the Notes any time on or before December 12, 2011.

The Company also obtained final Credit approval for a US$47 million export finance facility (“the facility”), with the possibility of increasing the facility through future additional syndication. The facility will be provided by Credit Suisse Ag and will have a maximum term of 4 years from date of draw down, with interest and capital repayment commencing 9 months after draw down. The facility will bear interest at a margin of 4% over the USD LIBOR rate (currently 0.3%) . The Company will have the option to retire the loan 12 months after draw down at no additional costs. The Burnstone project and certain subsidiary guarantees will serve as security for the facility. Execution of customary loan and security documentation and fulfillment of conditions precedent that include obtaining certain third parties consents is underway. Obtaining the required third party consents requires a restructuring of the guarantees provided under the 2007 BEE transaction (refer 1.7) . If all conditions to closing can be met, closing of the facility and funding is targeted for on or before May 15, 2010.

The public offering that closed in March 2009 included 57.5 million warrants with a strike price of $1.60 per share ($92 million in total) that expire on October 15, 2010. Although the Company’s share price has been trading above the strike price of the warrants and management remains positive that the warrants will be exercised, it cannot be guaranteed.

At March 31, 2010, the Company had working capital of approximately $49 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.6 Capital Resources

At March 31, 2010, the Company had 338,121,980 common shares issued and outstanding. A further 86,178,552 share purchase warrants and 21,315,192 share options were outstanding. As of the date of this MD&A there was no other material change to the number of shares, warrants or options outstanding.

1.7 Off-Balance Sheet Arrangements

The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

On October 1, 2007, Tranter Burnstone (a black empowerment enterprise) borrowed $28 million (ZAR200 million) from Investec to settle a portion of the purchase consideration of $37 million (ZAR260 million) for 812 Southgold shares. The Southgold shares were subsequently exchanged for 19,938,650 shares of Great Basin Gold. The security for the loan comprised, amongst other items, a loan guarantee which requires N5C Resources Inc., N6C Resources Inc. and/or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11 million (ZAR80 million) to Tranter Burnstone in order to settle such interest payment obligations. As disclosed in the Omnibus Agreement with Investec filed on SEDAR on October 2, 2007 certain of the Company’s subsidiary’s are obliged to obtain the consent of Investec before providing guarantees to third partiesand are subject to other like restrictions.

The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account.

Tranter Burnstone defaulted on funding the short fall in the margin call account and the Company has been advised that Investec served Tranter Burnstone with a notice of default in December 2008.

Tranter Burnstone and the Company is currently in negotiations with Investec to remove the default by restructuring the loan agreement as well as the guarantee provided by the Company. However the outcome of the negotiations cannot currently be predicted.

1.8 Contractual obligations

Payments due by period (CAD millions)
	Total (million)	Less than one year (million)	1 to 5 years (million)	More than 5 years (million)
Exploration commitment Senior secured notes Convertible debentures Finance lease liability Operating lease obligations	$ 7.2 67.8 177 2 0.6	$ 4.3 28.3 11 1.6 0.2	$ 2.9 39.5 166 0.4 0.4	$ Nil Nil Nil Nil Nil
Total	$ 254.6	$ 45.4	$ 209.2	$ Nil

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

Exploration commitments

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

In terms of the Rusaf Plan of Arrangement (“Rusaf agreement”) the Company agreed to spend a minimum of $15 million and up to a maximum of $27 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf.

Senior secured notes

Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. 7,000 Notes will be settled in May 2010 and 15,000 Notes are repayable at the election of the holder on 30 days notice after November 12, 2010. The remaining 29,500 Notes are due on December 12, 2011. The Notes bear interest of 14% per annum with the first 24 months of interest having been prepaid.

The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets, being the Hollister Property and all other Nevada assets.

Convertible debentures

The Debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2010. The Debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

Finance lease liability

The principal debt amounts will be repaid in equal monthly installments over a period of 12 to 36 months and bear interest at rates between 6.5% and 22% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $2.8 million at March 31, 2010.

1.9 Transactions with Related Parties

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties. There were no material related party transactions in the first quarter.

Information relating to the Company’s related party transactions is available in the Company’s annual financial statements which is available on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

1.10 Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of an initial adoption of an accounting standard is set out in 1.11 of this document.

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements and are fully disclosed in the most recent annual MD&A for the year ended December 31, 2009.

1.11 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2010, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement of prior period financial statements.

CICA 1506 – Accounting changes

This Section shall be applied in accounting for changes in accounting policies, changes in accounting estimates and corrections of prior period errors. CICA 1506 is amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements for years beginning on/after July 1, 2009. The adoption of this Section had no impact of the Company’s consolidated financial results.

1.12 Financial Instruments and Other Instruments

The Company’s financial instruments consist of available-for-sale and held-for-trading financial instruments and are recorded at their fair value. Unrealized gains and losses arising from changes in the fair value of available-for-sale financial instruments are recognized in the statement of operations and comprehensive loss under “other comprehensive loss”, whilst fair value changes on held-for-trading financial instruments are recognized in the statement of operations.

The carrying amounts of financial instruments are as follows:

	Available-for-sale $ ‘000	Held-for-trading $ ’000
At January 1, 2010 Cash movements during the period Movements in fair value	$ 4,961 - (104)	$ 89,672 (48,016) (12)
Balance, March 31, 2010	$ 4,857	$ 41,644

1.13 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

1.13.1 International financial reporting standards (“IFRS”)

The Company will be required to convert its accounting framework to International Financial Reporting Standards (“IFRS”) at the latest January 1, 2011. The Company is in the process of evaluating the impact of this required conversion on the financial reporting and disclosure requirements of the Company.

The Company’s IFRS conversion project began during 2009. A formal project plan, governance structure and a project team, including an external advisor, have been established. The project philosophy is to align with current accounting practices and, where possible, to minimize the impact of any changes to the business. Regular reporting is provided to senior management and the Audit Committee of the Board of Directors.

The IFRS conversion project consists of four phases: diagnostic; design and planning; implementation; and post implementation. To date, the Company has completed the diagnostic phase, which involved a high-level review of the major differences between Canadian GAAP and IFRS. This assessment has provided insight into those areas that will be impacted by the conversion. These areas include the valuation of compound financial instruments, accounting for property, plant and equipment, the effects of changes in foreign currency exchange rates and alternatives available under IFRS 1 – First Time Adoption of IFRS.

The next phase of the conversion project plan, design and planning is now underway where the Company is calculating the effect of these identified differences on the opening balance sheet, income statement and statement of equity as well as the comparative information that will be included in the first reporting period under IFRS. Additional disclosures will also be required under IFRS and the Company is in the process of assessing the requirements and design the revised layout of its interim and financial statements under IFRS.

The Audit Committee will complete their review process, including IFRS 1elections, during November 2010.

1.13.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at May 7, 2010. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

Share Capital Structure
Equity type	Expiry date	Exercise price	Number granted (thousands)	Total (thousands)
Common shares				338,154
Share purchase options	November 9, 2010 December 31, 2010 February 4, 2011 February 18, 2011 March 18, 2011 April 30, 2011 May 21, 2011 August 18, 2011 October 30, 2011 December 11, 2011 February 11, 2012 April 18, 2012 July 15, 2012 October 9, 2012 February 10, 2013 March 26, 2013 April 10, 2013 December 11, 2013 January 14, 2014 February 11, 2014 April 12, 2014 July 15, 2014 March 26, 2015	$3.12 $1.14 $3.00 $2.95 $3.57 $2.45 $3.47 $2.78 $1.50 $1.25 $1.75 $2.68 $1.49 $1.65 $1.78 $1.74 $3.60 $1.25 $1.35 $1.75 $1.49 $1.49 $1.74	130 400 177 50 90 450 150 320 562 3,815 3,427 90 700 340 950 3,511 110 255 825 690 2,380 100 1,500	21,022
Warrants	September 30, 2010 October 15, 2010 December 12, 2011	ZAR20.78 $1.60 $1.25	1,685 57,500 26,994	86,179
Convertible debentures	November 30, 2014	$2.15	58,837	58,837
Fully diluted shares				504,192

1.13.3 Non GAAP measures

The Company makes reference to certain non-GAAP measures in its reporting and believes that these measures, in addition to conventional measures prepared in accordance with GAAP, are used by certain investors to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash cost

The Company reports total cash cost on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company also makes reference to cash cost excluding haulage and milling due to the time delay between extracting the ore and processing. Mining cash production costs refers to the direct and indirect costs incurred to extract ore bearing material from underground and hauling it to surface.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

The reconciliation of production cost to cash cost is presented below:

	For the quarter ended March 31, 2010 ($’000)	For the quarter ended March 31, 2009 ($’000)
Production cost and depletion as per consolidated financial statements
Toll milling charges recorded against inventory
Less amortization, depletion and non-cash overhead costs included in production cost.	$ 5,862 - (821)	$ 7,170 3,600 (1,852)
Total cash production costs for the period	$ 5,041	$ 8,918
Gold equivalent ounces recovered Ore tons milled Cash cost per gold equivalent ounce recovered Cash cost per ton	6,109 8.094 $824 (US$792) $622 (US$598)	18,189 8,055 $490 (US$471) $1,107 (US$1,065)

1.13.4 Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

There have been no significant changes in disclosure controls and procedures during the period ended March 31, 2010, that could have affected or are reasonably likely to affect the Company’s internal control over financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2010

1.13.5 Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There have been no significant changes in internal controls over financial reporting that have affected or are reasonably likely to affect its internal control over financial reporting during the period ended March 31, 2010.